SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 7)
Memory Pharmaceuticals Corp.
(Name of Subject Company)
Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58606R403
(CUSIP Number of Class of Securities)
Vaughn M. Kailian
Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Ellen B. Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on December 3, 2008, by Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”), as amended on December 4, 2008, December 5, 2008, December 15, 2008, December 18, 2008, December 19, 2008 and December 24, 2008 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by 900 North Point Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Roche”), to purchase, at a price of $0.61 per share in cash, net to the seller, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Memory, on the terms and subject to the conditions specified in the offer to purchase dated December 3, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Roche with the Securities and Exchange Commission on December 3, 2008.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.
     Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new heading and text immediately after the last paragraph under “Top-Up Option” and before the heading “Vote Required to Approve the Merger” on page 20 thereof:
     Expiration of the Offer
     Parent announced on January 2, 2009 that the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, December 31, 2008 and that, according to Mellon Investor Services LLC, the depositary for the Offer, as of the expiration of the Offer, a total of 73,169,195 Shares were tendered and not withdrawn, including 890,630 Shares tendered pursuant to notices of guaranteed delivery, representing a total of approximately 89% of the outstanding Shares. Merger Sub has accepted all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer and payment for such Shares is to be made promptly in accordance with the terms of the Offer.
     The full text of the press release issued by Parent is filed as Exhibit (a)(5)(iii) to Parent’s Schedule TO-T/A, filed with the SEC on January 2, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Memory Pharmaceuticals Corp.
	By:	/s/ Michael P. Smith
		Name:	Michael P. Smith
Dated: January 2, 2009		Title:	Chief Financial Officer